UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FIRST PHYSICIANS CAPITAL GROUP, INC.

Name of Issuer

Common Stock, par value $.01 per share

(Title and Class of Securities)

33613R100

(CUSIP Number)

Anthony J. Ciabattoni

16 Lagunita Drive

Laguna Beach, CA 92561

(949) 497-4344

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33613R100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Ciabattoni Living Trust Dated August 17, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,270,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,270,400 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,270,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

[1]	Consists of (a) 3,560,000 shares of Common Stock, $0.01 par value (“Common Stock”), beneficially owned by the reporting person; (b) 1,920,000 shares of Common Stock that can be acquired upon conversion of 600 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,976,000 shares of Common Stock that can be acquired upon conversion of 930 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 1,814,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Securities and Exchange Commission (the “Commission”), shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 33613R100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Anthony J. Ciabattoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,270,400 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,270,400 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,270,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of (a) 3,560,000 shares of Common Stock beneficially owned by the reporting person; (b) 1,920,000 shares of Common Stock that can be acquired upon conversion of 600 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,976,000 shares of Common Stock that can be acquired upon conversion of 930 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 1,814,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 33613R100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Jane G. Ciabattoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,270,400 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,270,400 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,270,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.95%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of (a) 3,560,000 shares of Common Stock beneficially owned by the reporting person; (b) 1,920,000 shares of Common Stock that can be acquired upon conversion of 600 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,976,000 shares of Common Stock that can be acquired upon conversion of 930 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 1,814,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 33613R100	SCHEDULE 13D	Page 5 of 11 Pages

This Amendment No. 5 to Schedule 13D is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, filed with the Commission on November 8, 2007, as amended on April 24, 2008, May 9, 2008, June 12, 2008 and February 25, 2009.

Item 1. Security and Issuer

The name of the issuer is First Physicians Capital Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. This Amendment No. 5 to Schedule 13D Statement (this “Statement”) relates to the Issuer’s Common Stock, $0.01 par value (the “Common Stock”).

Item 2. Identity and Background

(a) – (c), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) the Ciabattoni Living Trust Dated August 17, 2000, a trust created under the laws of the State of California (the “Trust”), by virtue of its direct deemed beneficial ownership of 10,270,400 shares of the Common Stock; (ii) Anthony J. Ciabattoni, by virtue of Mr. Ciabattoni being the spouse of Jane G. Ciabattoni, him serving as a trustee of the Trust and having shared power to vote and dispose of the shares held by the Trust; and (iii) Jane G. Ciabattoni, by virtue of being the spouse of Anthony J. Ciabattoni, her serving as a trustee of the Trust and having shared power to vote and dispose of the shares held by the Trust. Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement among the Trust, Anthony J. Ciabattoni and Jane G. Ciabattoni that provides that this Statement is filed on behalf of each of them. The Trust and Mr. and Mrs. Ciabattoni are sometimes collectively referred to herein as the “Reporting Persons.” The filing of this Statement shall not be construed as an admission by Mr. Ciabattoni that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or by Mrs. Ciabattoni. The filing of this Statement shall not be construed as an admission by Mrs. Ciabattoni that she is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or by Mr. Ciabattoni.

The Trust was formed under the laws of the State of California and its address is 16 Lagunita Drive, Laguna Beach, California 92651. Mr. and Mrs. Ciabattoni serve as trustees under the Trust. Mr. and Mrs. Ciabattoni are citizens of the United States with their principal business address at 16 Lagunita Drive, Laguna Beach, California 92651. Mr. Ciabattoni’s principal business activity in investment in various public and private business ventures. Mrs. Ciabattoni is not presently employed.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(5) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All securities deemed to be beneficially owned by the Reporting Persons were purchased by the Trust using assets of the Trust.

CUSIP No. 33613R100	SCHEDULE 13D	Page 6 of 11 Pages

Item 4. Purpose of Transaction

The Reporting Persons have acquired the securities of the Issuer beneficially owned or which could be deemed to be beneficially owned by them for investment purposes and may acquire additional securities, or dispose of some or all of the securities, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

The Reporting Persons are evaluating potential transactions that could allow the Issuer to become eligible to terminate its registration under Section 12(g)(4) of the Act. As of the date of this Statement, the Issuer has approximately 355 record stockholders, a significant portion of which hold small positions in the Issuer’s Common Stock. The Reporting Persons intend to support a reverse stock split by the Issuer, which would result in the Issuer having fewer than 300 stockholders of record and becoming eligible to terminate the Issuer’s registration.

Other than this evaluation, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons named in Item 2 could be deemed to beneficially own the aggregate number and percentage of the shares of Common Stock set forth below:

Reporting Person	No. of Shares		Percent of Class
Ciabattoni Living Trust Dated August 17, 2000	10,270,400	(1)	38.95	% (2)
Anthony J. Ciabattoni	10,270,400	(1)	38.95	% (2)
Jane G. Ciabattoni	10,270,400	(1)	38.95	% (2)

[1]	Consists of (a) 3,560,000 shares of Common Stock beneficially owned by the reporting person; (b) 1,920,000 shares of Common Stock that can be acquired upon conversion of 600 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,976,000 shares of Common Stock that can be acquired upon conversion of 930 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 1,814,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

(b) The Trust has sole power to vote or to direct the vote of 10,270,400 shares of Common Stock and the sole power to dispose of or to direct the disposition of 10,270,400 shares of Common Stock.

Anthony J. Ciabattoni, in his capacity as a trustee of the Trust, has shared power to vote or to direct the vote of 10,270,400 shares of Common Stock. Jane G. Ciabattoni, in her capacity as a trustee of the Trust, has shared power to vote or to direct the vote of 10,270,400 shares of Common Stock.

(c) None.

CUSIP No. 33613R100	SCHEDULE 13D	Page 7 of 11 Pages

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock deemed to be owned beneficially by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2009 Financing

On February 11, 2009, the Trust entered into a convertible promissory note, dated as of February 6, 2009, in the principal amount of $1,000,000 (the “Convertible Note”) with the Issuer at an interest rate of 16% per annum. The Convertible Note was convertible into shares of Common Stock at a price of $0.625 per share, which price was adjustable as set forth in the Convertible Note. In August 2012, the Issuer repaid $175,000 of the principal of the Convertible Note. The remaining principal and interest was paid on April 7, 2014. The original maturity date of the Convertible Note was November 6, 2009. The Convertible Note includes a conversion feature allowing the Trust to convert all or any portion of the entire unpaid principal and any unpaid accrued interest at the date upon which the conversion is to be effected into a number of shares of Common Stock, determined by dividing the sum of the unpaid principal and unpaid accrued interest at the conversion date by the conversion price in effect at the conversion date.

The Convertible Note included a provision granting the Trust certain demand registration rights with respect to the resale of the shares of Common Stock that would be issuable upon conversion of the Convertible Note. The registration statement would have been prepared by the Issuer at its expense and filed on Form S-1 or other appropriate form and, once declared effective, allowed the registered securities to be sold on a continuous basis and the Issuer would have been required to keep the registration statement continuously effective until certain conditions were met which would allow it to stop maintaining its effectiveness.

On February 11, 2009, in connection with issuing the Convertible Note, the Issuer issued to the Trust (i) a warrant for the purchase of up to 750,000 shares of Common Stock at an initial exercise price of $0.50 per share and exercisable for a period of three years from the date of issuance; and (ii) a warrant for the purchase of up to 500,000 shares of Common Stock at an initial exercise price of $0.75 per share and exercisable for a period of three years from the date of issuance. These warrants expired unexercised.

On April 7, 2014, the Issuer paid all outstanding principal and accumulated interest related to the Convertible Note.

Extensions

On February 6, 2010, in accordance with the terms of the extension option in the Convertible Note, the Issuer extended the due date of the Convertible Note to August 6, 2013. Pursuant to the terms of the extension option, the Issuer issued to the Trust (i) a warrant for the purchase of 250,000 shares at a price of $0.50 per share; and (ii) a warrant for the purchase of 166,667 shares at a price of $0.75 per share. The warrants were exercisable for a period of twenty six months from the date of issuance and expired unexercised. Effective February 1, 2010, the interest rate on the Convertible Note was reduced from 16% to 10% per annum.

On January 30, 2014, the Trust agreed to extend the maturity date of the Convertible Note from February 6, 2011 to June 30, 2014.

2011 and 2012 Bridge Loans

On August 1, 2011, the Trust entered into a loan with the Issuer in the principal amount of $380,000. In connection with the loan, on January 1, 2014, the Issuer issued to the Trust a warrant for the purchase of 425,600 shares of Common Stock at an exercise price of $0.3125 per share. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013. The notes bore interest at a rate of 10% per annum. On April 7, 2014, the Issuer paid all accumulated interest related to the 2011 loan.

CUSIP No. 33613R100	SCHEDULE 13D	Page 8 of 11 Pages

On February 1, 2012, the Trust entered into a loan with the Issuer in the principal amount of $434,000. In connection with the loan, on January 1, 2014, the Issuer issued to the Trust a warrant for the purchase of 1,388,000 shares of Common Stock at an exercise price of $0.3125 per share. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013. The notes bore interest at a rate of 25% per annum, with 10% per annum payable on a current basis and the remaining 15% per annum payable upon maturity. On April 7, 2014, the Issuer paid all accumulated interest related to the 2012 loan.

Purchase of Series 6-A Convertible Preferred Stock

On July 24, 2012, September 4, 2012 and May 30, 2013, the Trust purchased 100, 75 and 155 shares of Series 6-A Convertible Preferred Stock, respectively, from individual investors at a price of $1,000 per share.

2013 Bridge Loan

On November 20, 2013, the Trust entered into a loan agreement with the Issuer in the principal amount of $125,000, which matures on June 30, 2014. The loan bore at a rate of 10% per annum on the outstanding principal amount. No warrants were issued in connection with the loan. On April 7, 2014, the Issuer paid all outstanding principal and accumulated interest related to the 2013 loan.

Sale of Common Stock

On February 3, 2014, A. Ciabattoni bought 3,500,000 shares of Common Stock at a price per share of $0.01 from SMP Investments I, LLC.

Waiver of Registration Rights

In February 2014, the Trust, together with a majority of the Series 5-A Convertible Preferred Stock and Series 6-A Convertible Preferred stockholders, consented to waive its rights to demand registration. As a result of the majority consent, demand registration rights for all of the stockholders of the two classes of stock, were waived.

Conversion of Convertible Preferred Stock and Common Stock

On December 18, 2013, the Trust notified the Issuer that it intends to convert all of its Series 5-A Convertible Preferred Stock, Series 6-A Convertible Preferred Stock and Common Stock, excluding the Common Stock to be issued pursuant to the February 3, 2014 warrant exercise, (the “Exchanged Securities”) into Series 7-A Convertible Preferred Stock, par value $0.01. As part of the consideration for entering into the 2011 Bridge Financing, the Trust was granted the option to convert its Exchanged Securities into Series 7-A Convertible Preferred Stock. Upon election to convert, the Trust will receive the number of Series 7-A Convertible Preferred Stock equal to the initial consideration paid for its Exchanged Securities divided by one thousand dollars ($1,000). In connection with the conversion, the Trust will receive warrants to purchase a number of shares of Common Stock of the Issuer equal to 1,120 multiplied by the aggregate number of shares of Series 7-A Convertible Preferred Stock issued. The warrants will have an exercise price of $0.3125 and will expire five years from date of issuance. The Trust’s Exchanged Securities will consist of 60,000 shares of Common Stock, 600 shares of Series 5-A Convertible Stock and 775 shares of Series 6-A Convertible Preferred Stock. Upon conversion of the Trust’s Exchanged Securities (the “Series 7-A Exchange”), the Issuer will issue to the Trust 1,560 shares of Series 7-A Convertible Preferred Stock, which will be convertible into 4,992,000 shares of Common Stock, and warrants to purchase up to 1,747,200 shares of Common Stock. The Issuer expects to consummate the Series 7-A Exchange within the next year.

CUSIP No. 33613R100	SCHEDULE 13D	Page 9 of 11 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit A*: Agreement of Joint Filing, dated as of February 20, 2009, among the Trust, Anthony J. Ciabattoni and Jane G. Ciabattoni.

Exhibit B: Form of First Group Notes (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on November 2, 2007).

Exhibit C: Form of First Group Warrants (filed as Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on November 2, 2007).

Exhibit D: Form of Series 5-A Preferred Stock and Warrant Purchase Agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on May 7, 2008).

Exhibit E: Form of Warrant issued to each of SMP Investments I, LLC and Ciabattoni Living Trust (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on May 7, 2008).

Exhibit F: Series 6-A Preferred Stock and Warrant Purchase Agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on April 3, 2008).

Exhibit G: Form of Investor Warrant (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on April 3, 2008).

Exhibit H: Form of Convertible Promissory Note issued in favor of Anthony J. Ciabattoni (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit I: Form of Warrant 110 (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit J: Form of Warrant 111 (filed as Exhibit 10.6 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit L: Form of Warrant (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 23, 2009).

Exhibit M: Form of Warrant (filed as Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on October 23, 2009).

Exhibit N: Form of 2011 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit O: Form of 2011 Promissory Note (filed as Exhibit 10.58 to the 2011 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit P: Form of 2012 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit Q: Form of 2012 Promissory Note (filed as Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2012 of the Issuer filed on April 4, 2014).

Exhibit R: Form of 2013 Promissory Note (filed as Exhibit 10.57 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

*	Filed herewith.

CUSIP No. 33613R100	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

CIABATTONI LIVING TRUST
DATED AUGUST 17, 2000

By:	/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee

By:	/s/ Jane G. Ciabattoni
Jane G. Ciabattoni, Trustee

ANTHONY J. CIABATTONI

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni

JANE G. CIABATTONI

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni

CUSIP No. 33613R100	SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of February 20, 2009, by and among Anthony J. Ciabattoni, Jane G. Ciabattoni, and the Ciabattoni Living Trust Dated August 17, 2000 (the “Trust”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Amendment to a Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Each of Mr. Ciabattoni, Mrs. Ciabattoni and the Trust does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement (and one of any future Statements) relating to their ownership of the Common Stock, par value $.01 per share, of TRI-ISTHMUS GROUP, INC., a Delaware corporation, and does hereby further agree that said Statement(s) shall be filed on behalf of each of Mr. Ciabattoni, Mrs. Ciabattoni and the Trust. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of TRI-ISTHMUS GROUP, INC.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CIABATTONI LIVING TRUST
DATED AUGUST 17, 2000

By:	/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee

By:	/s/ Jane G. Ciabattoni
Jane G. Ciabattoni, Trustee

ANTHONY J. CIABATTONI

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni

JANE G. CIABATTONI

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni